

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2016

Mail Stop 4720

Via E-mail
Joseph Simon
Chief Financial Officer
Moelis & Company
399 Park Avenue, 5th Floor
Ney York, New York 10022

    Re: Moelis & Company
          Form 10-Q for the Quarterly Period Ended March 31, 2016
          Filed May 5, 2016
          Form 8-K Filed April 27, 2016
          File No. 001-36418

Dear Mr. Simon:

    We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2016

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Revenues, page 33

Three Months Ended March 31, 2016 versus 2015, page 34

1.   We note from your 2015 Form 10-K and September 30, 2015 Form 10-Q that you disclose: (i) the number of clients that you earn revenues from; and (ii) the number of clients that you earn fees from equal to or greater than $1 million. Please revise your future filings to disclose these quantitative drivers of your fees (consistent with your prior filings). Refer to Item 303(b) of Regulation S-K.

Form 8-K filed April 27, 2016

Exhibit 99.1

GAAP and Adjusted Pro Forma Selected Financial Data (Unaudited), page 3

2.   We note that you present here and within the appendix (on pages A-2 and A-3) full non-GAAP ("Adjusted Pro Forma") income statements for the three months ended March 31, 2016 and 2015. This disclosure is inconsistent with the updated non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 (refer to 102.10). Please review this guidance when preparing your next earnings release and modify your non-GAAP disclosures accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jim Dunn at (202) 551-3724 or me at (202) 551-3872 with any questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief
Office of Financial Services